Exhibit 21.1

SUBSIDIARIES OF FIRST CAPITAL BANCORP, INC.

Name	Jurisdiction of Organization
First Capital Bank	Georgia
Capital Financial Software, LLC	Georgia
First Capital Statutory Trust I	Connecticut